FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 0-50881

Nevsun Resources Ltd.

(Translation of registrant's name into English)

800 - 1075 West Georgia Street

Vancouver, British Columbia

Canada  V6E 3C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F           Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

June 30, 2005

(Expressed in United States Dollars)

Unaudited – Prepared by Management

Not Reviewed by an Independent Auditor

NEVSUN RESOURCES LTD.
Interim Consolidated Balance Sheets
(Expressed in United States Dollars)

June 30, 2005 and December 31, 2004

		June 30		December 31
		2005		2004
		(unaudited)

Assets

Current assets:
Cash and cash equivalents	$	16,848,297	$	2,570,752
Short-term investments		2,102,858		26,514,081
Accounts receivable and prepaids		1,220,547		307,502
Inventory		1,131,675		-

		21,303,377		29,392,335

Property, plant and equipment (note 2)		59,810,457		40,520,962

		$81,113,834		$69,913,297

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$	3,138,585	1,098,901
Current portion of long-term liabilities		-	1,096,250

		3,138,585	2,195,151

Long-term liabilities (note 4)		1,183,508	1,494,725

Shareholders’ equity:
Share capital (note 5)		154,933,739	139,662,136
Contributed surplus (note 5(b))		6,113,146	5,060,683
Deficit		(84,255,144)	(78,499,398)

		76,791,741	66,223,421

		$81,113,834	$69,913,297

Commitments (note 6)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

"Gary E. German"          Director                     "Robert J. Gayton "      Director
Gary E. German                                             Robert J. Gayton

NEVSUN RESOURCES LTD.
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Expressed in United States Dollars)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004
		(Restated		(Restated
		note 1)		note 1)

Expenses:
Accounting and audit	$20,739	$12,456	$32,769	$35,878
Amortization	4,100	6,840	8,250	12,532
Consulting	16,473	4,030	32,722	25,987
Exploration expenditures (note 3)	2,251,697	3,733,654	4,442,368	7,443,048
Investor relations	99,782	89,436	135,551	155,260
Legal fees	19,260	16,570	41,652	27,906
Office	104,505	83,297	237,125	170,303
Remuneration	149,137	116,852	297,023	241,138
Stock-based compensation (note 5(b))	268,094	496,113	734,659	1,339,494
Transfer, listing and filing fees	33,547	25,896	50,944	51,506
Travel	10,226	-	20,596	52,931

	2,977,560	4,585,144	6,033,659	9,555,983

Loss before the undernoted	(2,977,560)	(4,585,144)	(6,033,659)	(9,555,983)

Foreign exchange gain (loss)	159,264	(1,131)	149,005	(7,193)
Investment income (loss)	84,216	(160,188)	128,908	213,546

Loss for the period	(2,734,080)	(4,746,463)	(5,755,746)	(9,349,630)
Deficit, beginning of period	(81,521,064)	(70,650,618)	(78,499,398)	(66,047,451)

Deficit, end of period	$(84,255,144)	$(75,397,081)	$(84,255,144)	$(75,397,081)

Basic and diluted loss per share	$(0.04)	$(0.06)	$(0.03)	$(0.17)

Weighted average number of
common shares outstanding	76,807,311	74,273,291	76,771,198	53,500,062

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States Dollars)

	Three months ended June 30		Six months ended June 30

	2005	2004	2005	2004
		(Restated		Restated
		note 1)		note 1)

Cash provided by (used for):

Operations:
Loss for the period	$(2,734,080)	$(4,746,463)	$(5,755,746)	$(9,349,630)
Items not involving cash:
Amortization	4,100	6,840	8,250	12,532
Stock-based compensation	268,094	496,113	734,659	1,339,494
Stock based compensation,
exploration	73,169	289,489	193,210	572,064
Changes in non-cash working capital:
Accounts receivable and
prepaids	521,334	22,154	(913,045)	(205,520)
Inventory	(1,131,675)	-	(1,131,675)	-
Accounts payable and
accrued liabilities	(499,682)	513,779	2,039,684	637,664

	(3,498,740)	(3,418,088)	(4,824,663)	(6,993,396)
Investments:
Expenditures on property,
plant and equipment	(12,548,499)	(6,938,097)	(18,364,195)	(7,027,902)
Construction holdback	-	-	(2,192,500)	-
Short-term investment sales
(purchases) net	16,020,438	10,288,896	24,411,223	1,495,672

	3,471,939	3,350,799	3,854,528	(5,532,230)
Financing:
Issuance of shares , net of issue costs	15,208,947	625,759	15,271,603	752,314
Decrease in long-term liabilities	(10,220)	1,612	(23,923)	(3,005)

	15,198,727	627,371	15,247,680	749,309

Increase (decrease) in cash and
cash equivalents	15,171,926	560,082	14,277,545	(11,776,317)
Cash and cash equivalents
beginning of period	1,676,371	2,182,810	2,570,752	14,519,209

Cash and cash equivalents
end of period	$16,848,297	$2,742,892	$16,848,297	$2,742,892

Supplementary information:
Non-cash investing and financing transactions:
Reclamation & closure costs	$808,956	$-	$808,956	$-
Interest capitalized on
accretion of debt	$-	$24,407	$-	$47,651
Stock-based compensation
charged to property, plant
and equipment (note 4(b))	$48,225	$-	$124,594	$-

Contribution by Government of
Mali capitalized to mineral
properties and long-term debt	$–	$–	$	- $	138,771

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
Unaudited
(Expressed in United States Dollars)
Second Quarter Ended June 30, 2005

1. Nature of business and basis of presentation:

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The recoverability of the amounts shown for the Tabakoto mine mineral property interest and related plant and equipment is dependant upon future profitable production or proceeds from the disposition of the mine. Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation. While the Company actively tries to manage these risks, many of these factors are beyond its control.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

The comparative figures for the 2004 quarters have been restated to reflect the change in accounting policy effected at December 31, 2004 for exploration expenditures. Exploration expenditures are now charged to earnings as they are incurred.

2. Property, plant and equipment:

	June 30	December 31
	2005	2004

Mineral properties (note 3)	$13,288,973	$13,178,973

Mineral property under development - Tabakoto, Mali:
Construction in progress	$40,786,495	$26,177,386
Deferred stripping costs	3,645,515	-
Reclamation and closure costs	808,956	-

Equipment, at cost less accumulated amortization
$ 228,189 (2004 - $219,939)	1,280,518	1,164,603

	$59,810,457	$40,520,962

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Second quarter ended June 30, 2005

3	.	Mineral properties:

		Schedule of exploration mineral property expenditures during the first two quarters of 2005:

					Bisha/	Augaro/
			Tabakoto	Segala	Okreb	Akurdet
			Mali	Mali	Eritrea	Eritrea	Other		Total

		Balance December 31,
		2004	$2,307,792	$10,626,633	$121,002	$123,546	$-		$13,178,973
		Exploration:
		Assays	-	63	148,448	-	-		148,511
		Consulting engineers		2,805	445,464	300	20,176		468,745
		and personnel	-
		Drilling and geophysics	-	-	800,210	-	784		800,994
		Equipment	-	-	100,401	-	-		100,401
		Interest	-	2,550	-	-	-		2,550
		Line cutting and surveying	-	-	83,312	17,075	3,775		104,162
		Transportation and field	-	43	207,949	-	52		208,024
		Administration	-	-	223,972	-	13,271		237,243
		Stock-based compensation	-	3,377	108,297	-	8,367		120,041

		Incurred during the period	-	8,818	2,118,053	17,375	46,425		2,190,671
		Expensed during the period	-	(8,818)	(2,118,053)	(17,375)	(46,425)		(2,190,671)

		Balance , March 31, 2005	$2,307,792	$10,626,633	$121,002	$123,546	$ -	$	13,178,973

		Acquisition costs	75,000	-	17,500	17,500	-		110,000
		Exploration and
		development:
		Assays	-	-	286,517	-	-		286,517
		Consulting engineers
		and personnel	-	1,953	687,469	300	12,256		701,978
		Drilling and geophysics	-	-	605,780	-	21,731		627,511
		Equipment	-	-	100,238	-	-		100,238
		Line cutting and surveying	-	-	111,903	-	-		111,903
		Stock-based compensation	-	-	68,180	-	1,663		69,843
		Transportation and field	-	-	98,981	-	-		98,981
		Administration	-	44	231,244	-	23,438		254,726

		Incurred during the period	75,000	1,997	2,207,812	17,800	59,088		2,361,697
		Expensed during the period	-	(1,997)	(2,190,312)	(300)	(59,088)		(2,251,697)

		Balance, June 30, 2005	$2,382,792	$10,626,633	$138,502	$141,046	$-		$13,288,973

4	.	Long-term liabilities

						June 30	December 31
						2005			2004

		Construction holdback			$	-	$		2,192,500
		Asset retirement obligation				808,956			-
		Minority interest, payable to Government of
		Mali regarding Tabakoto and Segala				374,552			398,475

						1,183,508			2,590,975

		Less current portion of long-term liabilities				-			(1,096,250)
					$	1,183,508	$		1,494,725

NEVSUN RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
Unaudited
(Expressed in United States Dollars)
Second quarter ended June 30, 2005

5. Share capital:

(a) Issued:

	Number	Share
	of Shares	Amount

Balance, December 31, 2004	76,511,322	$139,662,136
Exercise of options (note 5(b))	125,000	62,656

Balance, March 31, 2005	76,636,322	139,724,792
Financing	8,000,000	14,978,461
Exercise of warrants	227,500	226,504
Exercise of options (note 5(b))	5,000	3,982

Balance, June 30, 2005	84,868,822	$154,933,739

On June 29, 2005 the Company completed an offering of 8,000,000 units at Cdn $2.50 per unit for gross proceeds of Cdn $20 million. Each unit consisted of one common share and one half of a warrant to purchase a common share at Cdn $3.25, expiring June 29, 2008.

(b) Stock options:

The Company’s shareholders adopted a stock option plan in 1996 that is designed to attract and retain individuals and to reward them for current and expected future performance. The maximum term of the options granted is ten years. The vesting periods of stock options granted vary with terms determined by the board of directors. Since the origin of the plan, the Company has been authorized by its shareholders to grant up to 12,000,000 stock options of which 2,927,000 options have been granted and exercised since 1996, 5,287,000 have been granted and remain outstanding at June 30, 2005 and 3,786,000 remain authorized to be granted at June 30, 2005.

The Company has recorded the fair value of each option granted since January 1, 2003 using the Black-Scholes model with the following weighted average assumptions: expected life of option 5 years, (2004 – 5 years) stock price volatility 95% (2004 - 95%), no dividend yield and a risk free interest rate yield of 3% (2004 – 3%). The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

NEVSUN RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
Unaudited
(Expressed in United States Dollars)

Second quarter ended June 30, 2005

5. Share capital continued:
(b) Stock options continued:

Stock-based compensation values recorded for June 30, 2005:

Stock-based compensation cost:
Capitalized to mine under construction		$	124,594
Expensed - exploration			193,210
Expensed - administration			734,659

		$	1,052,463

Contributed surplus:
Balance, December 31, 2004		$	5,060,683
Grant of options			1,052,463

Balance, June 30, 2005		$	6,113,146

			Weighted average
	Number		exercise
	of options		price (CDN$)

Outstanding, December 31, 2004	4,332,000		$2.45
Granted	1,265,000		2.36
Expired	(180,000)		4.02
Exercised	(125,000)		0.59

Outstanding, March 31, 2005	5,292,000		2.41
Exercised	(5,000)		1.00

Outstanding, June 30, 2005	5,287,000		$2.41

Stock options at June 30, 2005 expire at various dates from August 2, 2005 to February 22, 2011.

Details of outstanding options at June 30, 2005	:

	Number	Range of exercise			Average remaining
Type	of options	price (CDN$)			life in years

Second quarter ended June 30, 2005
Vested (exercisable)	2,205,000	$0.75	to	$2.05	2.4
Vested (exercisable)	1,837,000	$3.21	to	$7.33	3.5
Un-vested	1,245,000			$2.36	5.0

Total	5,287,000

NEVSUN RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
Unaudited
(Expressed in United States Dollars)
Second quarter ended June 30, 2005

5. Share capital (continued):

(c) Warrants:

	Number	Average exercise
	of warrants	price (CDN$)

Balance, December 31, 2004	5,227,500	$9.62
Warrants exercised	(227,500)	1.25
Warrants issued (note 5 (a))	4,000,000	3.25

Balance, June 30, 2005	9,000,000	$7.00

(d) Shares reserved for issuance (fully diluted):

		Number
		of shares

Issued and outstanding at June 30, 2005		84,868,822
Reserved for options (note 5(b))		5,287,000
Reserved for warrants (note 5(c))		9,000,000

Shares reserved for issuance (fully diluted) at June 30, 2005		99,155,822

6. Commitments

In connection with the Tabakoto power generation, fuel supply and contract mining, the Company has operating supply agreements with approximate minimum payment obligations as follows:

2005 - $1,700,000; 2006 - $4,400,000; 2007 - $5,000,000; 2008 - $7,500,000; 2009 - $7,500,000.

In addition the mining contract has a minimum termination provision of $6,000,000 that declines evenly over the life of the five year contract.

7. Segmented information:

The Company conducts its business as a single operating segment being the investment, exploration and development of mineral properties. All mineral properties and equipment are situated in Africa. All investment revenues were earned from international sources.

CORPORATE DIRECTORY

DIRECTORS

GARY E. GERMAN
CHAIRMAN
Toronto, Ontario, Canada

R. STUART ANGUS
Vancouver, BC, Canada

JOHN A. CLARKE
West Vancouver, BC, Canada

CLIFF T. DAVIS
Vancouver, BC, Canada

ROBERT J. GAYTON
West Vancouver, BC, Canada

GERARD E. MUNERA
Greenwich, CT, USA

OFFICERS

JOHN A. CLARKE
President & Chief Executive
Officer

CLIFF T. DAVIS
Chief Financial Officer

F. WILLIAM NIELSEN
Vice President Exploration

JUDY C. BAKER
Vice President Business
Development and Investor
Relations

MAUREEN D. CARSE
Corporate Secretary

TRANSFER AGENT
Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

CORPORATE OFFICE

Suite 800
1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9
Tel: (604)-623-4700
Fax: (604)-623-4701
Web site: www.nevsun.com

SHARES LISTED

Toronto Stock Exchange
Symbol: NSU
Authorized: 250,000,000 common
Shares outstanding: 84,868,822
(June 30, 2005)

AUDITORS

KPMG LLP Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia

LEGAL COUNSEL

Miller Thomson LLP
Suite 1000, 840 Howe Street
Vancouver, British Columbia

MANAGEMENT'S DISCUSSION & ANALYSIS - 2005 SECOND QUARTER

Introduction
This MD&A has been prepared by management and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the quarter ended June 30, 2005. The information supplements but does not form part of those financial statements. This discussion covers the quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This MD&A contains forward looking statements and information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.  Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved.

General

The Company's operations consist of the exploration and development of mineral properties in Mali, West Africa and Eritrea, Northeast Africa. The Company is in the transition phase of moving from an explorer to a producer and is building its first operating gold mine at its Tabakoto property in Mali. Production is now targeted for December 2005. In Eritrea the Company has successfully advanced its exploration programs to identify significant gold and base metal deposits and is progressing its principal project to feasibility.

In Mali, the Tabakoto Mine is being developed within a combined 83 sq km land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of prime gold exploration targets. The Segala deposit and the exploration targets may provide production growth opportunities for the Company following the start of production at Tabakoto.

In Eritrea in January 2005, after a four month interruption to work programs, the Company recommenced its exploration work and in February started the feasibility work on its Bisha project.

Results of Operations

The loss from operations of $2,734,080 (2004-$4,746,463) for the quarter includes exploration costs of $2,251,697 (2004-$3,733,654), the non-cash charge of $268,094 (2004 - $496,113) for stock-based compensation, foreign exchange gain of $159,264 (2004 - loss $1,113), investment income of $84,216 (2004 investment loss - $160,188). Exploration costs in the first quarter are down for Q2 2004 as all Tabakoto related charges are now capitalized as part of the development construction in progress for Tabakoto. The charges for stock based compensation are high due to the assumptions required in the Black-Scholes valuation model, that are impacted by the

Company's stock price volatility over the past five years. The investment income is higher than prior year as a result of an unrealized loss in 2004 on the decline of the short-term investment portfolio. The foreign exchange gain of was a result of the conversion of Canadian share proceeds to United States dollars during June. Aside for the above noted four factors, total overheads for the six months ($856,632), as compared to the same period in 2004 ($773,441), have increased by approximately 10% as result of additional staff and insurance costs.

Summary of Quarterly Financial Results

Selected consolidated financial information for the most recent eight quarters (Unaudited):

	2005 2nd	2005 1st	2004 4th	2004 3rd
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (2,734,080)	$ (3,021,666)	$ (1,843,122)	$ (1,259,195)
(c) Per share loss (basic & fully diluted)	$ (0.04)	$ (0.04)	$ (0.02)	$ (0.03)
	2004 2nd	2004 1st	2003 4th	2003 3rd
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (4,746,463)	$ (4,603,167)	$ (5,544,155)	$ (1,764,067)
(c) Per share loss (basic & fully diluted)	$ (0.06)	$ (0.06)	$ (0.10)	$ (0.03)

The 2004 and 2003 quarterly results have been re-stated for the change in accounting at the end of 2004 for exploration expenditures, so as to expense exploration costs as they are incurred.

Variations in the losses for the most recent eight quarters reflect the impact of a combination of three main factors; significant charges for exploration expenses and stock-based compensation, as well to a lesser extent, variation in investment income:

 (1) exploration expenditures in Q2/2005 $2,251,697, Q1/2005 $2,190,671, Q4/2004 $1,400,979,  Q3/2004 $837,547, Q2/2004 $3,733,654, Q1/2004 $3,709,394, Q4/2003 $4,714,045, Q3/2003 $1,201,999;

(2) stock-based compensation in Q2/2005 $268,094, Q1/2005 $466,565, Q4/2004 $552,516, Q3/2004 $520,812, Q2/2004 $496,113, Q1/2004 $843,381, Q4/2003 $422,140, Q3/2003 $382,617, and

(3)  investment income in Q2/2005 $84,216, Q1/2005 $44,692, Q4/2004 $374,642, Q3/2004 $404,967, Q2/2004 $(160,188), Q1/2004 $373,734.

Liquidity and Capital Resources

The Company's working capital at June 30, 2005 was US$18 million. On June 29, 2005 the Company closed a financing of Cdn$20 million at a price of Cdn$2.50 per unit, each unit consisting of one common share and one half of a warrant to purchase a common share at Cdn$3.25 for a period of 3 years.

As a result of a re-evaluation of the Tabakoto progress at the end of July (see discussion below under "Mineral Property Developments, Tabakoto - Mali") the Company's current working capital is insufficient to accommodate all of the Company's plans for feasibility on Bisha and exploration in Eritrea as well as the completion of the Tabakoto development. Accordingly the Company intends to seek additional capital from non-equity sources. While the Company has in past had offers of debt finance on the Tabakoto project and has also been successful in fulfilling its needs from equity markets, there is no guarantee that such funding will continue to be available.

Contractual obligations:

Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years
Long-Term Liabilities	374,552	0	0	374,552
Operations Purchase Obligations	26,100,000	1,700,000	16,900,000	7,500,000
Total Contractual Obligations	26,474,772	1,700,000	16,900,000	7,884,772

The long-term debt relates to a liability to the Government of Mali payable from operating cash flows. The long-term liabilities declined substantially from December 31, 2004 as a result of the elimination of the construction holdback.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Mineral Property Developments

Tabakoto - Mali

During the second quarter of 2004 Nevsun announced its decision to build the Tabakoto mine in Mali and fund the construction from existing working capital. Production is now targeted for December 2005 and actual first gold pour will be subject to many variables, including construction, delivery constraints and mill testing. The scheduled production rate outlined in the feasibility study averages 105,000 ounces of gold per year at an ore processing rate of 2000 tonnes per day.  Targeted production rates should be reached in Q1 2006.

The Company entered into a lump sum turnkey contract for the construction of the plant, facilities and key components of infrastructure. To ensure the completion of the Project and, to control project expenditures, in late 2004 the Company took over all direct payments to construction contractors and subcontractors, before which time over $10 million had been disbursed in phased scheduled payments to the principal contractor. To June 30, 2005 the Company has incurred approximately $33 million of the costs under the scope of the construction contract. In addition the Company has incurred $3 million on community related facilities and $4.8 million on owners costs, including country overheads, insurances and owner supplied equipment and furnishings. Mining costs to June 30th were $3.6 million, as classified as deferred stripping costs. Following a site visit in late July by senior management and review with the project manager and principal contractor, management reports that project site construction continues to be behind schedule and over budget. Certain aspects of the Project are very well advanced with most goods delivered to site, fuel and power capability virtually complete, camp well advanced and occupied. Pre-stripping and stock piling of ore is not expected to be problematic and should be sufficient for start of processing. Assembly of the process plant has commenced with crushers and ball mill at site. Infrastructure (water supply, camp, power, fuel, etc) is approximately 80% complete. The construction is substantially behind the original schedule, and now the tailings dam is the critical path element that will affect the timing of production. As a result of inspection and review the Company has asked the contractor to re-plan the approach for the tailings facility, particularly in light of the anticipated seasonal rains over the next two months. A revised program schedule and estimate of costs to complete was provided from the contractor at the end of July. The current estimate of pre-production costs of the project, includes plant & infrastructure capital ($43 million), pre-stripping ($5 million), mining ($3 million), country and project overheads/supply ($9 million), community facilities ($3M), totaling $63 million. The total estimated cost is a significant increase over original feasibility estimates due to contractor difficulties, project management, delays due to shipping issues, foreign exchange, availability of goods and qualified manpower. The Project metrics are very fortunately positively impacted by expected gold prices that are much higher than planned at originally feasibility two years ago.

The strategic operating plan for Tabakoto is to commence with the mining of the Tabakoto open pit, with a scheduled production life of 5 years, followed by an additional 4 years of mining the Segala open pit on the adjoining Segala concession. The Segala open pit will lie approximately 5 km from the Tabakoto infrastructure. The Company will also be re-evaluating the economics of mining the Segala deposit. The plant has been pre-designed to allow for the potential additional volumes.

Exploration drilling has been conducted at Tabakoto to a depth of approximately 600m. The Tabakoto open pit reserves have been defined for a pit with a depth of 205m. An underground pre-feasibility was conducted in 2000 to investigate the potential for future underground mining below the Tabakoto open pit. It is intended to re-evaluate the underground potential at Tabakoto once surface operations have commenced. This will allow a live mining model to be fully compared to the current geological model for future optimization studies.

Exploration work on the 175 square kilometer diamond license that overlays the Tabakoto and Segala area, carried out in 2004, is in the evaluation stage. See the Company news release dated July 13, 2005. The Company is currently considering its strategic alternatives in progressing a very prospective opportunity.

Bisha - Eritrea

The exploration program expenditures on the Bisha property in Eritrea was approximately $2.2 million in Q2 2005 ($2.1 million in Q1 2005). Note 3 to the quarterly financial statements provides a breakdown of the various costs incurred. Total exploration drilling by the Company on the property is now over  66,000 meters (virtually all diamond drilling).

The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones. The Indicated resource estimate for the surface oxide gold zone is 4.984 million tonnes averaging 6.51 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.04 million ounces of gold. The Indicated resource for the supergene copper zone totals 7.645 million tonnes averaging 3.47% Cu (using a 0.5 % Cu cut-off grade) for a total of 585 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing an Indicated resource of 8.413 million tonnes grading 9.04 % Zn totaling 1.68 billion pounds of zinc and 1.12% Cu totaling 207.7 million pounds of copper (using a 2.0 % Zn cut-off grade).

Indicated	Cut-off	Tonnes (000's)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	4,984.1	6.51	30.00	0.10	0.08	1.04 m oz Au

Supergene Cu	0.5% Cu	7,644.8	0.46	35.56	3.47	0.87	585 m lb Cu
Primary	2.0% Zn	1,711.5	0.74	29.59	0.97	3.07
Primary Zn	2.0% Zn	8,413.3	0.76	58.27	1.12	9.04	1,680m lb Zn
Total tonnes		22,753.7

Inferred	Cut-off	Tonnes (000's)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	122.0	3.34	18.20	0.12	0.07
Supergene Cu	0.5% Cu	185.6	0.09	30.14	3.26	1.04
Primary	2.0% Zn	392.0	0.75	35.20	1.24	3.03
Primary Zn	2.0% Zn	5,150.9	0.70	59.67	0.84	8.28	940 m lb Zn
Total tonnes		5,850.0

In February 2005 the Company formally engaged AMEC to commence an economic feasibility study for the Bisha Main Zone. The feasibility study will consider metallurgy, mining and processing methods, infrastructure and environmental impacts. It is anticipated that the study will take approximately twelve months to complete.  In parallel with the feasibility study, AMEC is also engaged in developing a scoping study to be completed early Q4 2005 which will allow the Company to indicate to shareholders the likely scale and direction of the Project.

In March 2005 the Company made an additional discovery of a massive sulphide zone (Harena) approximately 9.5 kilometers southwest of the Bisha Main deposit.  In addition the first exploration drilling at Okreb property, contiguous to Bisha, commenced in April.

The exploration program continued through to the end of May and results of the program have been published in various news releases to date (refer to the Company's web site www.nevsun.com).

Representative metallurgical samples were drilled under AMEC supervision during March and Geotechnical drilling for pit designs was completed in April. The metallurgical samples are currently being processed at SGS Lakefield's laboratories in Ontario, with oversight by AMEC, and the results are expected shortly. On completion of this work, the geological model will be updated and a mining reserve determination will be able to be made. Disclosure of a reserve will be possible after AMEC has satisfied itself to issue the scoping study.

Environmental base line and monitoring have been established in connection with the feasibility study and continue to be overseen by AMEC.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its property, plant and equipment as well as the value assigned to stock-based compensation expense. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations.

While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company's financial condition.

The Company's recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to change, out of the Company's control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Change in Accounting Policy

There have been no changes to accounting polices during the current fiscal period however prior periods have been restated to reflect the change in accounting for exploration costs that was effected in the annual 2004 financial statements.

"John A. Clarke"

John A. Clarke

President & CEO

August 8, 2005

Form 52-109F2 - Certification of Interim Filings

I John A. Clarke, Chief Executive Officer of Nevsun Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Nevsun Resources Ltd. (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: August 8, 2005

"John A. Clarke"
John A. Clarke

Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I Clifford T. Davis, Chief Financial Officer of Nevsun Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Nevsun Resources Ltd. (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: August 8, 2005

"Cliff T. Davis"

____________________

Clifford T. Davis
Chief Financial Officer

Nevsun Resources Ltd.
800-1075 West Georgia Street, Vancouver BC V6E 3C9

August 8, 2005

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Toronto Stock Exchange

Commission des valeurs mobilieres

American Stock Exchange

du Quebec

Attention: Statutory Filings

Dear Sirs:

Re: Nevsun Resources Ltd., Interim Financial Statements and MD&A

We confirm that the above information for the second quarter ended June 30, 2005 was mailed on August 8, 2005 to each shareholder of our securities on the supplemental list.

Yours truly,
Nevsun Resources Ltd.

Maureen D. Carse

Corporate Secretary

/mc

cc:  Miller Thomson LLP